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                               July 13, 2023

       Nicholas Curtis
       Chief Executive Officer
       LENSAR, Inc.
       2800 Discovery Drive, Suite 100
       Orlando, Florida 32826

                                                        Re: LENSAR, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 26, 2023
                                                            File No. 333-272930

       Dear Nicholas Curtis:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed June 26, 2023

       Risk Factors, page 5

   1. We note that you are registering for resale a significant amount of shares of your common stock. Please revise to
include risk factor disclosure describing the impact of sales by your selling shareholders in
connection with this offering, including the risk and impact of potential stock price
volatility, potential sales of a substantial portion of your shares, and any potential change in
control upon the conversion, issuance, or sale of your securities.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicholas Curtis
LENSAR, Inc.
July 13, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545
with any questions.



                                                           Sincerely,

FirstName LastNameNicholas Curtis                          Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameLENSAR, Inc.
                                                           Services
July 13, 2023 Page 2
cc:       Shayne Kennedy, Esq.
FirstName LastName